BE IT KNOWN, that R. Michael Scagliotti does hereby make and appoint each of Timothy M. Wesolowski, Senior Vice President, Chief Financial Officer and Treasurer, William Appleton, Senior Vice President and General Counsel, and Julie McGehee, Vice President, Benefits and Compensation and Corporate Secretary of The E. W. Scripps Company, or any person designated by him or her, as her true and lawful attorney for her and in her name, place and stead, giving and granting to each the power and authority to sign and file reports required under
Section 16(a) of the Securities and Exchange Act of 1934, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that any said attorney shall lawfully do or cause to be done by virtue hereof.

Effective May 2, 2017.


/s/ R. Michael Scagliotti